SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1

Letter dated April 27, 2010 from the Registrant to its shareholders (including ADS holders) summarizing certain key information of the Court Meeting and the Extraordinary General Meeting of the Registrant to be held on 12 May 2010 in relation to the proposed privatization of the Registrant and the respective actions to be taken by the addressees.

1.2	Form of proxy for use at the Court Meeting of the Registrant to be held on 12 May 2010.

1.3	Form of proxy for use at the Extraordinary General Meeting of the Registrant to be held on 12 May 2010.

1.4	Amended form of Voting Instruction Card for holders of American Depositary Shares relating to the Court Meeting and the Extraordinary General Meeting of the Registrant to be held on 12 May 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll

Christopher Foll
Chief Financial Officer

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